FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: August 26, 2016

Information furnished on this form:

EXHIBITS

1.	Notice Relating to Merger of Kyocera Medical Corporation

August 26, 2016

To All Persons Concerned,

Name of Company:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Merger of Kyocera Medical Corporation

Kyocera Corporation (the “Company”), at a meeting of its Board of Directors held on August 26, 2016, resolved that the Company will merge Kyocera Medical Corporation (“Kyocera Medical”), a wholly owned consolidated subsidiary of the Company, effective as of April 1, 2017.

The above merger constitutes simplified merger and, accordingly, certain parts of the disclosure are omitted.

1.	Purpose of Merger

Kyocera Medical is Kyocera Group’s principal subsidiary in the medical and health care market, one of the Group’s important markets. It develops products such as artificial joints, artificial bones and dental implants, taking advantage of the highly biocompatible characteristics of fine ceramics and titanium alloy. The Company believes that expansion of business in this market going forward will increasingly require long-term joint study with research and development institutions and cultivation of new business areas. The purpose of the contemplated merger is to pursue new business opportunities based on the medical materials technologies fostered by Kyocera Medical, and to achieve synergies with the Company’s brand and the Company’s rich management resources.

2.	Outline of Merger

(1)	Schedule of merger

Meeting of Board of Directors of Kyocera Medical to approve merger agreement	August 26, 2016

Meeting of Board of Directors of the Company to approve merger agreement	August 26, 2016

Execution of merger agreement	August 31, 2016 (Scheduled)

(Note)  Each of the Company and Kyocera Medical will undertake this merger without approval of a general shareholders’ meeting pursuant to Article 796, paragraph 2 of the Companies Act (simplified merger) (in the case of the Company) and Article 784, paragraph 1 of the Companies Act (short form merger) (in the case of Kyocera Medical).

Effective date of merger	April 1, 2017 (Scheduled)

Application for registration of merger in the commercial register	April 3, 2017 (Scheduled)

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(2)	Method of merger

In the merger, the Company will be the surviving company, and Kyocera Medical will be dissolved.

(3)	Merger ratio and delivery of cash due to mergers

The merger is between the Company and a wholly owned subsidiary thereof, and, accordingly, no new shares will be issued and no cash due to merger shall be delivered.

(4)	Treatment of warrants and bonds with warrants in merger

N/A

(5)	Outlines of parties to the merger (as of March 31, 2016)

	Surviving Company	Dissolving Company
1) Name	Kyocera Corporation	Kyocera Medical Corporation

2) Principal Office	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	3-3-31 Miyahara, Yodogawa-ku, Osaka, Japan

3) Name and Title of Representatives	Goro Yamaguchi President and Director	Yoshio Kojima President and Director

4) Principal Businesses	Fine ceramic parts business Semiconductor parts business Applied ceramic products business Electronic device business Telecommunications equipment business, etc.	Design, development, manufacture and sales of medical equipment and businesses as a total medical materials manufacturer

5) Capital Amount	115,703 million yen	2,500 million yen

6) Date of Incorporation	April 1, 1959	September 1, 2004

7) Number of Shares Issued and Outstanding	377,618,580 shares (of which 10,761,503 shares are treasury stock)	50,000 shares (there is no treasury stock)

8) Fiscal Year End	March 31	March 31

9) Major Shareholders and Their Share Ownership Ratios

•  The Master Trust Bank of Japan, Ltd. (Trust Account) 9.91%

•  Japan Trustee Services Bank, Ltd. (Trust Account) 6.61%

•  State Street Bank and Trust Company 5.16%

•  The Bank of Kyoto, Ltd. 3.94%

•  Kazuo Inamori 3.06%

(Shareholding ratios are calculated after deduction of treasury shares)

Kyocera Corporation 100%

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(6)	Performance and financial condition for most recent fiscal year (year ended March 31, 2016)

(Millions of Yen)

	Kyocera Corporation	Kyocera Medical Corporation
Total Equity	1,890,882	15,222
Total Assets	2,390,223	18,556
Total Equity per Share (yen)	5,154.27	304,437.88
Net Sales	592,979	15,865
Profit from Operations	28,147	1,502
Recurring Profit	94,598	1,561
Net Income	74,041	1,009
Net Income per Share (yen)	201.82	20,175.70

(7)	Company following the merger

There will be no change in the trade name, business, location of headquarters, representative directors, capital amount or fiscal year end of the Company as a result of the merger.

(8)	Forecasts

Because this merger is between the Company and its wholly owned subsidiary, and the effective date of the merger is scheduled to be April 1, 2017, the merger will have no impact on the financial forecast of the Company for the fiscal year ending March 31, 2017.

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